Form 10KSB, Exhibit 13
period 2004-12-31
MOUNTAIN BANCSHARES INC
filed 2005-03-31
CIK 1200323

EXHIBIT 13.1

MOUNTAIN BANCSHARES, INC.

Financial Statements

December 31, 2004

MOUNTAIN BANCSHARES, INC.

Contents

Page

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Income (Loss)

Consolidated Statements of Shareholder’s Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

8 -24

Report of Independent Registered Public Accounting Firm

The Board of Directors

Mountain Bancshares, Inc.

Dawsonville, Georgia

We have audited the accompanying consolidated statements of financial condition of Mountain Bancshares, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Bancshares, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/CHERRY, BEKAERT & HOLLAND, L.L.P.

Atlanta, Georgia

February 25, 2005

MOUNTAIN BANCSHARES, INC.

Consolidated Statements of Financial Condition

December 31, 2004 and 2003

Assets

	2004	2003

Cash and due from banks	$1,399,688	$1,024,845
Interest bearing deposits in banks	1,600,000	-
Federal funds sold	6,357,000	3,526,000
Securities available-for-sale	7,015,807	7,527,327
Loans, net of allowance for loan losses	59,873,861	28,955,872
Bank premises and fixed assets	4,455,926	4,638,283
Accrued interest receivable	290,721	181,311
Other assets	142,803	133,865

Total assets	$81,135,806	$45,987,503

Liabilities and Shareholders’ Equity

Deposits:
Non-interest bearing	$5,824,435	$3,206,444
Interest-bearing:
NOW accounts	2,142,749	1,317,616
Savings	249,155	63,594
Money market accounts	44,223,828	23,376,318
Time deposits of $100,000, and over	9,632,927	3,294,461
Other time deposits	7,833,489	3,495,527
Total deposits	69,906,583	34,753,960
Other liabilities	114,379	435,035
Total liabilities	70,020,962	35,188,995

Commitments and contingent liabilities

Shareholders’ equity
Common stock, par value $5.00; 10,000,000 shares authorized; 1,200,000shares issued and outstanding	6,000,000	6,000,000
Additional paid-in capital	5,944,693	5,944,693
Accumulated deficit	(790,557)	(1,125,556)
Accumulated other comprehensive income(loss)	(39,292)	(20,629)
Total shareholders’ equity	11,114,844	10,798,508

Total liabilities and shareholders’ equity	$ 81,135,806	$ 45,987,503

The accompanying notes are an integral part of these financial statements.

MOUNTAIN BANCSHARES, INC.

Consolidated Statements of Operations

Years Ended December 31, 2004 and 2003

	2004	2003
Interest income
Interest and fees on loans	$ 3,509,954	$ 890,663
Interest on taxable securities	281,533	99,965
Interest on Federal funds sold	33,250	55,019
Interest on deposits in banks	17,850	-
Total interest income	3,842,587	1,045,647

Interest expense
Interest on time deposits of $100,000 or more	143,841	49,160
Interest on other deposits	928,342	254,458
Interest on funds purchased and other borrowings	1,952	23,440
Total interest expense	1,074,135	327,058

Net interest income	2,768,452	718,589

Provision for loan losses	312,303	292,484

Net interest income after provision for loan losses	2,456,149	426,105

Noninterest income
Service charges on deposits	85,807	22,960
Mortgage brokerage income	285,853	-
Other income	67,301	-
	438,961	22,960
Noninterest expense
Salaries and employee benefits	1,568,533	807,324
Occupancy expenses	409,865	183,727
Other expenses	581,713	355,385
	2,560,111	1,346,436

Income (loss) before income taxes	334,999	(897,371)
Income tax expense	-	-

Net income (loss)	$ 334,999	$ (897,371)

Net income (loss) per share
Basic and diluted	$ 0.28	$ (0.75)

The accompanying notes are an integral part of these financial statements.

MOUNTAIN BANCSHARES, INC.

Consolidated Statements of Comprehensive Income (Loss)

Years Ended December 31, 2004 and 2003

	2004	2003

Net Income (loss)	$ 334,999	$ (897,371)

Unrealized holding losses arising during period, net of tax, less reclassification adjustment for gains and losses included in net income (loss)	(18,663)	(20,629)

Comprehensive income (loss)	$ 316,336	$ (918,000)

The accompanying notes are an integral part of these financial statements.

MOUNTAIN BANCSHARES, INC.

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2004 and 2003

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity

Balance, December 31, 2002	1	$ 5	$ 5	$ (228,185)	$ -	$ (228,175)

Net loss	-	-	-	(897,371)	-	(897,371)

Change in unrealized loss on securities available-for-sale	-	-	-	-	(20,629)	(20,629)

Proceeds from stock offering, net of offering costs of $55,307	1,199,999	5,999,995	5,944,688	-	-	11,944,683

Balance, December 31, 2003	1,200,000	6,000,000	5,944,693	(1,125,556)	(20,629)	10,798,508

Net Income (Loss)	-	-	-	334,999	-	334,999

Change in unrealized loss on securities available-for-sale	-	-	-	-	(18,663)	(18,663)

Balance, December 31, 2004	1,200,000	$ 6,000,000	$ 5,944,693	$ (790,557)	$ (39,292)	$11,114,844

The accompanying notes are an integral part of these financial statements.

MOUNTAIN BANCSHARES, INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities
Net income (loss)	$ 334,999	$ (897,371)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	216,448	54,290
Provision for loan losses	312,303	292,484
Gain on sale of fixed assets	(34,250)	-
(Increase) in accrued interest receivable	(109,410)	(181,311)
Net change in other assets and liabilities	(329,594)	334,075
Net cash provided by (used in) operating activities	390,496	(397,833)

Cash flows from investing activities
(Increase) in deposits in other banks	(1,600,000)	-
(Increase) decrease in Federal funds sold	(2,831,000)	(3,526,000)
Loan originations and collections, net	(31,230,292)	(29,248,356)
Purchases of available-for-sale securities	(2,280,457)	(8,648,067)
Proceeds from maturities, sales, and calls of available-for-sale securities	2,773,314	1,100,111
Net additions to premises and equipment	159	(3,998,792)
Net cash used in investing activities	(35,168,276)	(44,321,104)

Cash flows from financing activities
Net increase in deposits	35,152,623	34,753,960
Net proceeds from issuance of common stock	-	11,944,683
Net proceeds (repayments) from lines of credit	-	(955,577)
Net cash provided by financing activities	35,152,623	45,743,066

Net increase cash and due from banks	374,843	1,024,129

Cash and due from banks at beginning of year	1,024,845	716

Cash and due from banks at end of year	$ 1,399,688	$ 1,024,845

The accompanying notes are an integral part of these financial statements.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements

December 31, 2004

Note 1 – Nature of business and significant accounting policies

Nature of business

Mountain Bancshares, Inc. (the “Company”) is a one-bank holding company.  Substantially all of its business is conducted by its wholly-owned subsidiary, Mountain State Bank (the “Bank”). The Bank is engaged in community banking activities through its locations in Dawsonville and Cumming, Georgia, and the surrounding area. Most of the Bank’s loans and loan commitments have been granted to customers in the Dawson and Forsyth County, Georgia areas.  Many of the Bank’s loan customers are also depositors of the Bank.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

Mountain Bancshares, Inc. was incorporated on June 24, 2002, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended, and the Georgia Bank Holding Company Act.  During 2003, as an organizational entity, the organizers of the Company commenced a stock offering for the initial capitalization of the Company and the Bank.  The registration statement for the offering filed by the Company was declared effective on January 8, 2003.  The offering was completed in the second quarter of 2003, with 1,200,000 shares of the Company’s common stock being sold for $10 per share, raising capital of $12 million.  The Company has charged $55,307 of issuance costs against these gross proceeds.

Since inception through April 15, 2003, the Company engaged in pre-opening and organizational activities necessary to obtain regulatory approvals and to prepare its subsidiary, the Bank, to commence business as a financial institution.  On April 15, 2003, the Bank opened for business.

Significant accounting policies

Basis of presentation - The consolidated financial statements include the accounts of the Company and its subsidiary Bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant group concentrations of credit risk – A substantial portion of the Bank’s loan portfolio is to customers in the Cumming and Dawsonville, Georgia market areas.  The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 1 – Nature of business and significant accounting policies (continued)

Cash and due from banks - For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). The Bank  maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.

Investment securities - The Bank’s investments in securities are classified and accounted for as follows:

Securities available-for-sale - Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

Securities held-to-maturity - Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

The Bank has not classified any securities as trading.

Gains and losses on the sale of securities are determined using the specific-identification method.  Dividends and interest income are recognized when earned.  A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary results in write-downs of individual securities to their fair value.

Loans and allowance for loan losses - Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest.

Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management’s judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management’s judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

The accrual of interest on impaired loans is discontinued when, in management’s judgment, the borrower may be unable to meet payments as due. Management applies this criteria to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower’s ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered.  Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off, and then as interest income.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 1 – Nature of business and significant accounting policies (continued)

Loans and allowance for loan losses (continued) – Fees on loans and costs incurred in the origination of loans are recognized at the time the loan is placed on the books.  Because loan fees are not significant and a substantial number of the Bank’s loans have maturities of one year or less, the results of operations are not materially different than the results which would be obtained by accounting for loan fees and costs in accordance with accounting principles generally accepted in the United States of America.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Foreclosed real estate - Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the property less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.

Bank premises and equipment - Premises and equipment are stated at cost less accumulated depreciation, computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to forty years.

Income taxes - Provisions for income taxes are based on amounts reported in the statements of operations after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share - Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per Share”.

Fair value of financial instruments - The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.  Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 1 – Nature of business and significant accounting policies (continued)

Fair Value of financial instruments (continued)

Cash and due from banks, Federal funds sold and interest-bearing deposits in banks - Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

Available-for-sale and held-to-maturity securities - Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

Loans - Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality.

Deposit liabilities and other borrowings - Due to the short-term nature of demand and savings accounts, the estimated fair value of these instruments approximates their carrying amounts.  In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts.  Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates.

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded.  The value of these commitments are the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value and no fair value has been assigned to these instruments.

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition.  Such items, along with net income (loss), are components of comprehensive income (loss).

Stock-based compensation – The Company accounts for stock-based compensation utilizing the intrinsic value method.  See Note 9 for additional information regarding the Company’s stock-based compensation plan.  Presented below is certain actual financial information of the Company with comparative proforma information determined as if the Company had accounted for the stock-based compensation utilizing the fair-value method.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 1 – Nature of business and significant accounting policies (continued)

	2004	2003
Net income (loss) as reported	$ 334,999	$ (897,371)

Income (loss) per share as reported
Basic and diluted:	$ 0.28	$ (0.75)

Stock-based employee compensation cost included in net income (loss) as reported	$ - -	$ - -

Stock-based employee compensation cost based on fair-value method	$ - -	$ - -

Proforma net income (loss) including stock-based compensation cost based on fair-value method	$ 334,999	$ (897,371)

Proforma income (loss) per share including stock-based compensation cost based on fair-value method
Basic and diluted:	$ 0.28	$ (0.75)

Stock-based Compensation (continued)

New accounting pronouncements - In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure”, which provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation.  The provisions of SFAS No. 148 as adopted by the Company did not have a significant impact on the Company’s financial reporting or operations.

In April 2003 the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Statement is effective for contracts entered into after June 30, 2003. The adoption of this Statement did not have a material effect on the Company’s financial reporting or operations.

FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, was issued in May 2003 and establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of the provision of this statement did not have a material impact on the consolidated financial statements of the Company.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 1 – Nature of business and significant accounting policies (continued)

New accounting pronouncements (continued)

FASB Interpretation No. 4, “ Consolidation of Variable Interest Entities an interpretation of ARB No. 51, as amended by FASB Interpretation No. 46R” was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities.  The Company does not have variable interest entities as defined by this Interpretation and therefore, the adoption of the provisions of this FASB Interpretation did not have a material impact on the consolidated financial statements of the Company.

FASB Statement No. 123(R) “Share-Based Payment”, was issued in December 2004 and requires compensation costs related to share-based payment transactions be recognized in the financial statements.   This pronouncement is effective as of the first interim or annual reporting period after June 15, 2005.  The Company is currently evaluating the requirements of SFAS No. 123(R), but expects that the adoption of the Pronouncement will not have a material impact on the Company’s consolidated financial position and consolidated results of operations.

FASB Statement No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29”, was issued in December 2004 and provides additional guidance on the accounting for nonmonetary exchanges of assets.  The provisions of this SFAS are effective for nonmonetary asset exchanges occurring in fiscal periods ending after June 15, 2005.  The Company will adopt this SFAS effective January 1, 2006, and the adoption of the statement is not expected to have a significant effect on the Company’s results of operations or financial position.

Note 2 – Investment securities

The amortized cost and fair value amounts of securities owned as of December 31, are shown below:

	2004
	Amortized Cost	Gross UnrealizedGains	Gross UnrealizedLosses	Fair Value
Available-for-sale securities:
U.S. agency	$4,003,216	$2,150	$(14,663)	$3,990,703
Corporate obligations	1,300,000	-	-	1,300,000
Mortgage - backed	1,751,883	-	(26,779)	1,725,104

	$7,055,099	$2,150	$(41,442)	$7,015,807

	2003
	Amortized Cost	Gross UnrealizedGains	Gross UnrealizedLosses	Fair Value
Available-for-sale securities:
U.S. agency	$6,547,956	$8,396	$(29,025)	$6,527,327
Corporate obligations	1,000,000	-	-	1,000,000
	$7,547,956	$8,396	$(29,025)	$7,527,327

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 2 – Investment securities (continued)

The amortized cost and fair value of securities as of December 31, 2004, by contractual maturity, are as follows:

	Securities Available-for-Sale
	Amortized Cost	Fair Value

One year or less	$ -	$ -
After one year through five years	3,494,720	3,484,297
After five years through ten years	508,496	506,406
After ten years	1,300,000	1,300,000
Mortgage-backed securities	1,751,883	1,725,104

	$ 7,055,099	$ 7,015,807

There were no securities pledged to secure public deposits or for other purposes at December 31, 2003.  At December 31, 2004, the Bank had $1,000,000 of securities pledged to secure public funds. There were no material net realized gains (losses) on sales of securities during 2004 and 2003.

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than		Over
	Twelve Months		Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
Securities Available for sale:
U.S. agency	$-	$-	$14,663	$3,990,703
Corporate	26,779	1,725,104	-	-

	$26,779	$1,725,104	$14,663	$3,990,703

Management evaluates securities for other-than-temporary impairment on a periodic basis, more frequently when economic or market conditions warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004 the gross unrealized losses are primarily the result of changes in market interest rates.  Each of the securities are U.S. agency debt securities, including mortgage-backed securities, or corporate securities.  As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other-than-temporary.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 3 – Loans

The composition of loans is summarized as follows:

	December 31,
	2004	2003

Commercial and industrial	$ 4,308,327	$ 11,114,692
Construction	31,229,851	6,525,827
Real estate	23,343,689	9,370,385
Consumer	1,596,781	2,237,452
	60,478,648	29,248,356
Unearned income	-	-

Allowance for loan losses	(604,787)	(292,484)

Loans, net	$ 59,873,861	$ 28,955,872

Changes in the allowance for loan losses were as follows:

	December 31
	2004	2003

Balance, beginning of year	$ 292,484	$ -
Provision charged to operations	312,303	292,484
Recoveries	-	-
Loans charged off	-	-

Balance, end of year	$ 604,787	$ 292,484

There were no loans for which the accrual of interest had been discontinued or reduced at December 31, 2004 and 2003 or during the years ended December 31, 2004 and 2003. There was no significant reduction in interest income associated with non-accrual or renegotiated loans. There were no loans identified as impaired under SFAS 114 at December 31, 2004 and 2003.

At December 31, 2004 and 2003, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of $1,728,871 and $562,081, respectively. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for 2004:

	December 31
	2004	2003

Balance, beginning of year	$ 562,081	$ -
Advances	3,152,953	573,696
Repayments	1,986,163	11,615

Balance, end of year	$ 1,728,871	$ 562,081

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 4 – Foreclosed real estate

The Bank had no foreclosed real estate at or during the years ended December 31, 2004 and 2003.

Note 5 – Bank premises and equipment

Bank premises and equipment consists of the following:

	December 31,
	2004	2003

Land	$ 1,390,991	$ 1,501,126
Building and improvements	2,478,560	2,454,189
Equipment, furniture and fixtures	843,216	737,652
Total cost	4,712,767	4,692,967
Less accumulated depreciation	256,841	54,684

Premises and equipment, net	$ 4,455,926	$ 4,638,283

Depreciation expense for the years ended December 31, 2004 and 2003, $ 216,448 and  $54,290, respectively.

Note 6 – Deposits

At December 31, 2004, the scheduled maturities of time deposit liabilities were as follows:

2005	$ 16,520,047
2006	901,002
2007	27,578
2008	17,789
2009 and thereafter	0

$ 17,466,416

Note 7 – Lines of Credit

To facilitate the formation of the Company, the Company established two lines of credit in 2002.  The first line was for $500,000, which was used to cover pre-opening and stock offering expenses and carried a rate of 6% as of December 31, 2002.  At December 31, 2003,  $318,089 was outstanding. The line was personally guaranteed by the Organizers of the Company.  The second line of credit of $1,600,000 was for the purpose of acquiring the Bank’s land for banking facilities.  As of December 31, 2003 the interest rate on the line was 4% and the outstanding balance was $637,488.  Both lines were fully paid off in 2004.

Note 8 – Employee benefit plan

The Bank has a 401(k) salary-deferred plan covering substantially all employees.  At the discretion of the Bank’s Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees.  Total deferred amounts are limited to amounts that can be deducted for Federal income tax purposes.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 9 – Shareholders’ equity and regulatory requirements

The primary source of funds available to the Company is the payment of dividends by the subsidiary Bank.  Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes that as of December 31, 2004 and 2003, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2004 and 2003, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

					To Be Well-
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004
Total capital
(to risk weighted assets)	$11,617,587	16.04%	$5,794,307	8%	$7,242,885	10%
Tier I capital
(to risk weighted assets)	$11,012,800	15.20%	$2,898,105	4%	$4,347,158	6%
Tier I capital
(to average assets)	$11,012,800	14.93%	$2,950,515	4%	$3,688,145	5%

As of December 31, 2003
Total capital
(to risk weighted assets)	$11,020,668	28.97%	$3,043,333	8%	$3,804,166	10%
Tier I capital
(to risk weighted assets)	$10,728,184	28.21%	$1,521,189	4%	$2,281,783	6%
Tier I capital
(to average assets)	$10,728,184	27.27%	$1,573,624	4%	$1,967,030	5%

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 9 – Shareholders’ equity and regulatory requirements (continued)

During 2003 the Company adopted the 2003 Stock Option Plan (the “Plan) for eligible directors, officers and key employees of the Company and Bank.  Options are granted to purchase common shares at a price not less than the fair market value of the common stock at the date of grant, with fair value being established by the Board of Directors.  The Company has reserved and made available under the Plan 200,000 shares of the Company’s common stock.

The Plan provides for the grant of both incentive and nonqualified stock options.  The Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements, and the number of shares covered by each option.

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock Based Compensation”, the Company has elected to account for the Plan in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.

Presentation of pro forma information regarding net income and earnings per share is presented in Note 1 to the financial statements, and has been determined as if the Company had accounted for the Plan under the fair value method of that Statement.  The fair value for these options was estimated, for each of the years presented, at the date of grant using an option pricing model which included the following assumptions:

Dividend yield

1.0%

Volatility

10.0%

Risk-free rate

4.0%

In addition, the model assumed that each option was exercised in the initial year of vesting.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the option’s vesting period.  Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management’s opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted, and generally provide for vesting over five to ten year periods. The Plan provides that vesting periods may not exceed ten years.

A summary of the Company’s stock option activity, and related information, for the years ended December 31, 2004 and 2003 follows.  Exercise price per share information is based on weighted averages.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 9 – Shareholders’ equity and regulatory requirements (continued)

	2004		2003
		Exercise Price		Exercise Price
	Options	Per Share	Options	Per Share

Outstanding – beginning of year	135,000	$10.00	-	$ -
Granted	15,000	10.53	135,000	10.00
Exercised	-	-	-	-
Expired	-	-	-	-

Outstanding – end of year	150,000	$ 10.05	135,000	$ 10.00

As of December 31, 2004, 29,333 options were vested and exercisable.  At December 31, 2003, no stock options were vested or exercisable.

The weighted-average remaining contractual life of options outstanding at December 31, 2004 and 2003 was 101 months and 113 months, respectively.

During 2003 the Company also adopted the Stock Warrant Plan for the purpose of granting warrants on the common stock of the Company to the Organizing Directors of the Company.  The Company granted one stock warrant to each Organizing Director for each share of common stock of the Company purchased by the Director in the Company’s public offering.  The warrants are nonqualified stock warrants.  The Company granted 205,000 warrants in connection with the offering.  The warrants vest over a three year period, with a one-third per year vesting schedule.  The warrants are exercisable at $10 per share, and must be exercised within ten years from the date of grant.  The Stock Warrant Plan does not provide for the issuance of any further warrants.

Note 10 – Net Income (Loss) per share

The computation of basic and diluted earnings (loss) per share is based on the weighted average number of shares outstanding during the period presented, plus, when their effect is dilutive, additional shares assuming the exercise of stock options and warrants, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share.”  The Company utilitzes the treasury stock method in determining diluted earnings per share.  For the years ended December 31, 2004 and 2003, the weighted average number of common shares outstanding was 1,200,000 shares.  For the year ended December 31, 2004, the application of the treasury stock method resulted in 16,143 dilutive shares from the Company’s outstanding options and warrants, resulting in a diluted earnings per share of $0.28.  The effect of the diluted calculation for the year ended December 31, 2003 was anti-dilutive.

Note 11 – Income taxes

Total income tax (benefit) in the Statement of Operations for the years ended December 31, 2004 and 2003 was as follows:

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 11 – Income taxes (continued)

	2004	2003

Current tax (benefit)	$220,082	$-
Deferred tax (benefit)	116,000	(305,000)
Change in valuation allowance	(116,000)	305,000
Utilization of NOL carryforward	(220,082)	-
	$-	$-

The Company’s provision for income tax (benefit) is materially consistent with the amount computed when applying the Federal tax statutory rate.

The primary components of deferred income taxes are a Federal tax net operating loss of approximately $183,000 resulting in a deferred tax asset of approximately $62,000, and the Bank’s allowance for loan losses of approximately $604,000, resulting in a deferred tax asset of approximately $205,000.  The net operating loss expires in years 2022 and 2023.

The Bank has provided for a deferred tax asset with respect to the unrealized loss on investment securities.

The amount of and ultimate realization of the benefits from the operating loss carryforwards and deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforward and deferred tax assets, the Company has established a valuation allowance equal to the amount of the recognized benefit for assets.

Note 12 – Commitments and contingencies

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments, which are not reflected in the financial statements.  These instruments include commitments to extend credit and standby letters of credit.  Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance sheet financial instruments:

	2004	2003

Commitments to extend credit	$15,915,912	$ 7,938,004
Standby letters of credit	60,000	109,750

	$ 15,975,912	$ 8,047,754

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 12 – Commitments and contingencies (continued)

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  In managing the Bank’s credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment and personal property.

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation.  In the opinion of management, there are no present matters in which the outcome will have a material adverse effect on the financial statements.

The Company and Bank entered into an employment agreement with its President and Chief Executive Officer, providing for an initial term of five years.  The agreement provides for a base salary, an incentive bonus, and the granting of stock options on the Company’s common stock equal to 5% of the number of shares of stock sold in the Company’s public offering.

Note 13 – Supplemental consolidated cash flow information

	2004	2003

Income taxes paid	-	-
Interest paid	1,056,993	309,307

Note 14 - Fair value of financial instruments

The estimated fair values of the Bank’s financial instruments, for those instruments for which the Bank’s management believes estimated fair value does not by nature approximate the instruments’ carrying amount, were as follows at December 31 (in thousands):

2004	2003
Carrying Amount	Fair Value	Carrying Amount	Fair Value

Loans, net	$59,874	$60,430	$28,956	$29,396

Certificates of deposit	$17,466	$17,533	$6,790	$6,830

Estimated fair value information of investment securities is presented in Note 2 of the financial statements.

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 15 - Other expenses

Other non-interest expenses were as follows:

	2004	2003

Data processing	$ 149,972	$ 44,853
Legal and accounting	73,267	33,835
Printing and supplies	35,241	32,503
Advertising	52,196	42,587
Telephone	42,021	19,004
Outside services	18,475	24,513
Other	210,541	158,090

	$ 581,713	$ 355,385

Note 16 – Condensed financial information on Mountain Bancshares, Inc.

                (parent company only)

Condensed Balance Sheet

December 31, 2004 and 2003

	2004	2003
Assets
Cash	$ 46,597	$ 149,707
Interest bearing deposit	100,000
Investment in subsidiary	10,968,247	10,648,811

Total assets	$ 11,114,844	$ 10,798,518

Liabilities
Lines of credit	$ -	$ -
Other liabilities	-	10

Shareholders’ equity (deficit)	11,114,844	10,798,508

Total liabilities and shareholders’ equity	$ 11,114,844	$ 10,798,518

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 16 - Condensed financial information on Mountain Bancshares, Inc.

                 (parent company only) (continued)

Condensed Statement of Operations

Years Ended December 31, 2004 and 2003

	2004	2003

Income, dividends from subsidiary	$ -	$ -
Expenses
Personnel and employee benefits	-	107,665
Other	3,100	59,146
Loss before equity in undistributed earnings (loss) of subsidiary	(3,100)	(166,811)

Equity in undistributed earnings (loss) of subsidiary	338,099	(730,560)

Net income (loss)	$ 334,999	$ (897,371)

MOUNTAIN BANCSHARES, INC.

Notes to Consolidated Financial Statements - (continued)

December 31, 2004

Note 16 - Condensed financial information on Mountain Bancshares, Inc.

                 (parent company only) (continued)

Condensed Statement of Cash Flows

Years Ended December 31, 2004 and  2003

	2004	2003
Cash flows from operating activities
Net income (loss)	$ 334,999	$ (897,371)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in undistributed (earnings) loss of subsidiary	(338,099)	730,560
Other assets and liabilities	(10)	42,915

Total adjustments	(338,109)	773,475

Net cash used in operating activities	(3,110)	(123,896)

Cash flows from investing activities
Purchase of land and premises	-	(817,345)
Purchase Certificate of Deposit	(100,000)
Cash used in investment in subsidiary bank	-	(9,898,874)

Net cash used in investing activities	(100,000)	(10,716,219)

Cash flows from financing activities
Proceeds (repayment) of lines of credit	-	(955,577)
Proceeds from issuance of common stock, net of direct costs	-	11,944,683

Net cash provided by financing activities	-	10,989,106

Net change in cash	(103,110)	148,991

Cash at beginning of year	149,707	716

Cash at end of year	$ 46,597	$ 149,707