Form 10KSB, Exhibit 13
period 2004-12-31
MOUNTAIN BANCSHARES INC
filed 2005-03-31
CIK 1200323

EXHIBIT 13.2

MOUNTAIN BANCSHARES, INC.

Management’s Discussion and Analysis of Financial

Condition and Results of Operations

Critical Accounting Policies

The accounting and reporting policies of Mountain Bancshares, Inc. (the “Company”) and its sole subsidiary, Mountain State Bank (the “Bank”), are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

 The most significant accounting policies for the Company and Bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses to be the only critical accounting policy.

The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, or SFAS 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The historical loss element is determined using the average of actual losses incurred over prior years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans from each category.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect earnings or financial position in future periods.

Additional information on the Bank’s loan portfolio and allowance for loan losses can be found in the Management’s Discussion and Analysis and in Item 1, Loan Portfolio. Note 1 to the consolidated financial statements includes additional information on the Bank’s accounting policies related to the allowance for loan losses.

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements.  These instruments include commitments to extend credit and standby letters of credit.  Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance sheet financial instruments:

	2004	2003
( dollars in thousands)
Commitments to extend credit	$ 15,916	$ 7,938
Standby letters of credit	60	110

	$ 15,976	$ 8,048

RESULTS OF OPERATIONS

Overview

Until April 15, 2003 the Company’s principal activities related to its organization, the conducting of its common stock offering, the pursuit of approvals from regulatory agencies for the chartering and operation of the subsidiary Bank, and for approval from the Federal Deposit Insurance Corporation for insurance of the deposits of the Bank. The Company received approval from the Georgia Department of Banking and Finance on April 10, 2003, and received approval from the FDIC on April 10, 2003. The Bank opened for business on April 15, 2003. The Bank constructed two permanent facilities during 2003.  The Forsyth County office, which is located at 6080 Bethelview Road, Cumming, Georgia, was completed in October 2003.  The Dawson County office, located at 6602 Highway 53 East, Dawsonville, Georgia, was completed in November 2003.

The Company completed its stock offering during the second quarter of 2003. The Company sold 1,200,000 shares of common stock at $10 per share, for total gross proceeds of $12.0 million. The net proceeds to the Company after direct offering expenses was approximately $11.95 million. The Company capitalized the Bank with $11.4 million.

For the year ended December 31, 2004, the Bank experienced an increase in total assets and an increase in net income.  Total assets increased 76.30% to $81.1 million at December 31, 2004 from $46 million at December 31, 2003.  Net income increased to $334,999 from a net loss of $897,371 for the year ended December 31, 2003.  Average total assets were $63.0 million for 2004 and were $33.2 million for 2003, an increase of $29.8 million or 89.75%.  This increase in average assets is primarily the result of strong loan demand during 2004, and the Bank’s continued growth in its market area.  Net loans held for investment increased from $29.0 million at December 31, 2003 to $59.9 million at December 31, 2004, an increase of 107%.  Commercial loans decreased $6.8 million, or 61.3%, from $11.1 million at December 31, 2003 to $4.3 million at December 31, 2004.  Real estate mortgage loans increased $24.7 million, or 380%, from $6.5 million at December 31, 2003 to $31.2 million at December 31, 2004, and real estate construction loans increased $13.9 million, or 148%, from $9.4 million at December 31, 2003 to $23.3 million at December 31, 2004.  Consumer loans decreased $.6 million or 27.3%, from $2.2 million at December 31, 2003 to $1.6 million at December 31, 2004.  The decrease in installment and consumer loans is primarily the result of softer demand in this segment of the loan portfolio.  The increases in each of the other loan categories are the result of the Bank’s continuing growth within its market area.

The allowance for loan losses was $604,787 at December 31, 2004 and was $292,484 at December 31, 2003.  This represents an increase of $312,303, or 107%.  The increase in the allowance is based upon management’s rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank’s loan portfolio.  The Bank’s ratio of allowance for loan losses to gross loans was 1.0% at December 31, 2004 and at December 31, 2003.

The asset growth of the Bank during 2004 was funded through deposit account growth within the Bank’s existing market area.  Total deposit accounts at December 31, 2004 were $69.9 million, an increase of $35.1, million or 101%, from $34.8 million at December 31, 2003.

The Bank’s loan to deposit ratio was 86.5% at December 31, 2004 and 83.6% at December 31, 2003.

Net Interest Income

Net interest income is the difference between the interest and fees earned on loans, securities, and other interest-earning assets (interest income) and the interest paid on deposits and borrowed funds (interest expense).  Higher net interest income is a result of the relationship between the interest-earning assets and interest-bearing liabilities.  The level of net interest income is determined by the average balances, or volume, of interest earning assets and other funding sources.  Changes in net interest income from period to period result from, among other things, increases or decreases in the  volumes of interest earning assets and interest bearing liabilities, increases or decreases in the average rates earned and paid on those assets and liabilities, the mix of those assets and liabilities as well as the availability and costs of sources of funds, such as non-interest bearing deposits. Net interest income was $2,768,452 and $718,589 for the twelve months ended December 31, 2004 and December 31, 2003 respectively.  Interest-earning assets were $74,846,668 and $40,009,199 as of December 31, 2004 and December 31, 2003.  Loans, net of allowance, represent 79.99% of interest-earning assets as of December 31, 2004 and 72.37% as of December 31, 2003.

Total interest income for the twelve months ended December 31, 2004 was $3,842,587. Interest and fees on loans was $3,509,954, and interest on investment securities, including federal funds sold, was $314,783.  Interest on deposits held in other banks was $17,850.  This represents a $2,796,940, or 267% increase over 2003 interest income of $1,045,647, which was the result of the Bank’s growth in its loan portfolio, as well as an improved net interest margin.

Interest expense for the twelve months ended December 31, 2004 was $1,074,135.  Interest expense on customer deposit accounts was $1,072,183, and interest on other borrowings was $1,952 for the twelve months ended December 31, 2004. This represents a $747,077, or 228% increase interest expense in interest expense in 2003 of $327,058.  The increase was primarily the result of deposit growth at tht Bank.

Non-interest Income

Non-interest income was $438,961 in 2004 and $22,960 in 2003, an increase of $416,000, or 1811%. Non-interest income is derived from service charges on deposits and other miscellaneous income which was $153,108 in 2004 and 22,960 in 2003, as well as mortgage origination fees of $285,853 for 2004, and $0 for 2003. We began our retail mortgage origination services in February of 2004.

Non-interest Expense

Non-interest expense for the twelve months ended December 31, 2004 was $2,560,111 and $1,346,436 in 2003, an increase of $1,213,675, or 90.1%. Non-interest expense includes salary and benefit costs, occupancy costs, and other operating expenses.  The increase in non-interest expense is attributable to the addition of seven staff members, as well as a full year of salary expense for existing employees.  Salary and benefits increased by $761,209 from $807,324 in 2003 to $1,568,533 in 2004. The increase in occupancy costs of $ 226,138, from 183,727 in 2003 to $409,865 in 2004 is a result of the completion and full year occupation of two offices. Other expenses increased by $226,328, from $355,385 in 2003 to $581,713 in 2004 from December 31, 2003 through December 31, 2004.  Significant factors included an increase in data processing costs of $111,119, an increase in legal, audit, compliance and accounting costs of $49,990 and an increase in communications costs of $31,074.  All of the referenced increases are due to the bank being in operation for a full year and the growth of the bank’s customer and business bases.

Income Taxes

The Company has a net operating loss carryforward. The Company has provided for a full valuation allowance of any net deferred tax assets.

REVIEW OF FINANCIAL CONDITION

Overview

Management continuously monitors the financial condition of the Bank in order to protect depositors, increase retained earnings and protect current and future earnings.  Further discussion of significant items affecting the Bank’s financial condition are discussed in detail below.

Asset Quality

A major key to long-term earnings growth is the maintenance of a high-quality loan portfolio.  The Bank’s directive in this regard is carried out through its policies and procedures for extending credit to the Bank’s customers.  The goal and result of these policies and procedures is to provide a sound basis for new credit extensions and an early recognition of problem assets to allow the most flexibility in their timely disposition.

The Bank had not identified any non-performing assets as of December 31, 2004.

Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based upon management’s analysis of potential risk in the loan portfolio.  The amount of the loan loss allowance and related provision is determined by an evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, the amount of actual losses charged to the allowance in a given period, and an assessment of present and anticipated economic conditions. From the previously described analysis, management determined that the allowance for loan losses should be increased from $292,484 to $604,787 through a provision for loan losses of $312,303 during the twelve months ended December 31, 2004.  The ratio of allowance for loan losses to total loans was 1.0% at December 31, 2004. Management considers the current allowance for loan losses appropriate based upon its analysis of the potential risk in the portfolio, although there can be no assurance that the assumptions underlying such analysis will continue to be correct.

Liquidity and Capital Resources

Liquidity is the ability of an organization to meet its financial commitments and obligations on a timely basis.  These commitments and obligations include credit needs of customers, withdrawals by depositors, and payment of operating expenses. The Bank does not anticipate any events which would require liquidity beyond that which is available through deposit growth, federal funds balances, warehouse lines and other funding sources or investment portfolio calls and maturities.  The Bank actively manages the levels, types and maturities of earning assets in relation to the sources available to fund current and future needs to ensure that adequate funding will be available at all times. Management believes that the Bank’s liquidity remains adequate to meet operating and loan funding requirements.

As of December 31, 2004, the Bank’s liquidity ratio was 23.26%, as compared to 35.54% at December 31, 2003.  Management is not aware of any demands, commitments or uncertainties, which could materially affect the Bank’s liquidity position.    However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities on December 31, 2004 with a market value of $7,015,807 in its available-for-sale portfolio which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank’s exposure to interest rate risk.  Various assets and liabilities are termed to be “rate sensitive” when the interest rate can be replaced.  By definition, the “gap” is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon.  At December 31, 2004, the Bank was asset sensitive through five years.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2004 (in thousands):

	0- 3 mos.	3 – 12 mos.	1 – 5 years	5 years or more	Total

Taxable securities	990	1,506	1,794	2,726	7,016
Federal funds sold	6,357	-	-	-	6,357
Loans	50,512	2,363	7,599	5	60,479
Total rate sensitive assets	57,859	3,869	9,393	2,731	73,852

NOW and money market deposits	46,366	-	-	-	46,366
Savings deposits	249	-	-	-	249
Time deposits	2,299	14,221	946	-	17,466
Total rate sensitive deposits	48,914	14,221	946	-	64,081

Borrowed funds	-	-	-	-	-
Total rate sensitive liabilities	48,914	14,221	946	-	64,081

Excess of rate sensitive assets less rate sensitive liabilities	8,945	(10,352)	8,447	2,731	9,771
Cumulative ratio of rate sensitive assets to liabilities	118%	98%	111%	115%
Cumulative gap	8,945	(1,407)	7,040	9,771

Capital Resources

The equity capital of the Bank totaled $10,968,247 at December 31, 2004, an increase of $319,436, or 3.0%, from equity capital of $10,648,811 at December 31, 2003.  The increase in equity capital was attributable to the Bank’s net income of $338,099, and a increase of $18,663 the Bank’s after-tax unrealized loss on available-for-sale securities, which under Statement of Financial Accounting Standard No. 115, is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account.

The equity capital of the Company totaled $11.1 million at December 31, 2004.

Management believes that the capitalization of the Company and the Bank is adequate to sustain the growth experienced in 2004.  The following table sets forth the applicable actual and required capital ratios for the Company and the Bank as of December 31, 2004:

Bank	December 31, 2004	Minimum Regulatory Requirement

Tier 1 Capital ratio…………………………….	15.20%	4.0%
Total risk-based capital ratio………………….	16.04%	8.0%
Leverage ratio…………………………………	14.93%	4.0%

The above ratios indicate that the capital position of the Bank is sound and that the Bank is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank’s capital position.

Management is committed to maintaining capital at a level sufficient to protect depositors, provide for reasonable growth, and fully comply with all regulatory requirements.  Management’s strategy to achieve this goal is to retain sufficient earnings while providing a reasonable return on equity.